FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month April 2014 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On April 10, 2014, the registrant announced Receiving Supplier Excellence Award from MACOM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: April 10, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Receives Supplier Excellence Award from MACOM

Recognized for continued support, partnership commitment and delivery performance

NEWPORT BEACH, Calif., April 10, 2014 – TowerJazz, the global specialty foundry leader, today announced it has received the 2013 Supplier Excellence Award from M/A-COM Technology Holdings Solutions Inc. (MACOM), a leading provider of high performance analog semiconductor solutions for use in wireless and wireline applications across the radio frequency (RF), microwave and millimeter wave spectrum. In 2013, MACOM acquired Mindspeed Technologies, Inc., a leading supplier of semiconductor solutions for communications infrastructure applications, which has been a TowerJazz customer for over 10 years.  This award recognizes the foundry’s continued support, partnership commitment and delivery performance to Mindspeed and now MACOM.

MACOM utilizes a broad range of TowerJazz’s specialty process offerings such as mixed-signal/CMOS, RF CMOS, BiCMOS and SiGe BiCMOS, including SBC18H2 and SBC18H3 advanced nodes, to develop a variety of products such as cross point switches, TIAs, laser drivers, CDRs, PAs and equalizers.

“Mindspeed has been a long time customer of TowerJazz and we are extremely pleased to continue addressing it and MACOM’s next-generation technology needs year after year to manufacture their leading-edge devices,” said Todd Mahlen, TowerJazz Vice President of North American Sales. “This award demonstrates our commitment to partnering with our customers and providing leading edge technology to enable their new products and consistently support their on-time delivery needs. In addition, this is confirmation of our worldwide manufacturing excellence while providing the best technical and design solutions for our customers’ specific needs.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to  expand  capacity.  TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and four in Japan (three of which are through a joint venture with Panasonic Corporation). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company/Media Contact: Lauri Julian | +1-949-715-3049 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com